SERVICE AND DISTRIBUTION PLAN

                                       FOR

                             THE AQUINAS FUNDS, INC.



          WHEREAS, The Aquinas Funds, Inc. (the "Company") is registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the "Act"), having four series, Aquinas Fixed Income Fund, Aquinas Value Fund, Aquinas Growth Fund and Aquinas Small-Cap Fund (each a "Fund" and collectively the "Funds") and certain of the above-referenced Funds have approved the adoption of this Plan (as hereinafter defined) (each an "Approving Fund" and collectively the "Approving Funds");

          WHEREAS, each Approving Fund intends to act as a distributor of shares of its respective stock as defined in Rule 12b-1 under the Act, and desires to adopt a distribution plan pursuant to such Rule, and the Board of Directors has determined that there is a reasonable likelihood that adoption of this Service and Distribution Plan will benefit the respective Approving Fund and its shareholders; and

          WHEREAS, the Company, on behalf of each Approving Fund, may enter into agreements with dealers and other financial service organizations to obtain various distribution-related and/or shareholder services for the respective Approving Fund, all as permitted and contemplated by Rule 12b-1 under the Act; it being understood that to the extent any activity is one in which the respective Approving Fund may finance without a Rule 12b-1 plan, such Approving Fund may also make payments to finance such activity outside such plan and not subject to its limitations.

          NOW, THEREFORE, the Approving Funds hereby adopt this Service and Distribution Plan (the "Plan") in accordance with Rule 12b-1 under the Act on the following terms and conditions:

          1. Distribution and Service Fee. Each Approving Fund may charge a distribution expense and service fee on an annualized basis of 0.25% of the Fund's average daily net assets. Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Directors of the Company shall determine, subject to any applicable restriction imposed by rules of the National Association of Securities Dealers, Inc.

          2. Permitted Expenditures. The amount set forth in paragraph 1 of this Plan shall be paid for services or expenses primarily intended to result in the sale of the respective Approving Fund's shares. Each Approving Fund may pay all or a portion of this fee to any securities dealer, financial institution or any other person (the "Shareholder Organization(s)") who renders personal service to shareholders, assists in the maintenance of shareholder accounts or who renders assistance in distributing or promoting the sale of the respective Approving Fund's shares pursuant to a written agreement approved by the Board of Directors of the Company (the "Related Agreement"). To the extent such fee is not paid to such persons, each Approving Fund may use the fee for its expenses for distribution of its shares including, but not limited to, payment by the respective Approving Fund of the cost of preparing, printing and distributing Prospectuses and Statements of Additional Information to prospective investors and of implementing and operating the Plan as well as payment of capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead costs.

          3. Effective Date of Plan. This Plan shall not take effect, with respect to a particular Approving Fund, until it has been approved (together with any related agreements) by votes of a majority of (i) the outstanding voting securities of the respective Approving Fund as defined in the Act, if such approval is required by the Act, (ii) the Board of Directors of the Company and (iii) those Directors of the Company who are not "interested persons" of the Company (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

          4. Continuance. Unless otherwise terminated pursuant to paragraph 6 below, with respect to a particular Approving Fund, this Plan shall continue in effect for as long as such continuance is specifically approved at least annually by vote of a majority of the Board of Directors of the Company and the Rule 12b-1 Directors in the manner provided for approval of this Plan in paragraph 3.

          5. Reports. Any person authorized to direct the disposition of monies paid or payable by any of the Approving Funds pursuant to this Plan or any related agreement shall provide to the Company's Board of Directors and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

          6. Termination. With regard to a particular Approving Fund, this Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors or by vote of a majority of the outstanding voting securities of the respective Approving Fund as defined in the Act.

          7. Amendments. This Plan may not be amended to increase materially the amount of payments provided for in paragraph 1 hereof unless such amendment is approved in the manner provided for initial approval in paragraph 3 hereof. No other amendment to the Plan may be made unless approved by the vote of a majority of the Board of Directors and the Rule 12b-1 Directors in the manner provided in paragraph 3.

          8. Selection of Directors. While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Company shall be committed to the discretion of the Directors who are not interested persons. However, nothing contained herein shall prevent the participation of other persons in the selection and nomination process, provided that a final decision on any such selection or


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nomination is within the discretion of, and approved by, a majority of the Rule
12b-1 Directors.

          9. Records. Each Approving Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof for a period of not less than six years from the date of this Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.



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